Maxus Real Property Investors-Four, L.P.

                        Financial Statements and Schedule

                           November 30, 2004 and 2003

         (With Report of Independent Registered Public Accounting Firm)

                    Maxus Real Property Investors-Four, L.P.


                                Table of Contents



                                                                            Page

Report of Independent Registered Public Accounting Firm                        1

Balance Sheets                                                                 2

Statements of Operations                                                       3

Statements of Partners' Deficit                                                4

Statements of Cash Flows                                                       5

Notes to Financial Statements                                                  6

Schedule

1    Reconciliation of Partners' Deficit                                      10

KPMG


                      KPMG LLP
                      Suite 1000
                      1000 Walnut Street
                      Kansas City, MO 64106-2162




             Report of Independent Registered Public Accounting Firm

The Partners
Maxus Real Property Investors - Four, L.P.:


We have audited the accompanying balance sheets of Maxus Real Property Investors
- Four, L.P. (the Partnership) as of November 30, 2004 and 2003, and the related statements of operations, partners' deficit and cash flows for the years then ended. In connection with our audits of the financial statements, we also have audited the financial statement schedule listed in the accompanying table of contents. These financial statements and financial statement schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxus Real Property Investors - Four, L.P. as of November 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                    /s/ KPMG LLP

Kansas City, Missouri
February 1, 2005

                    Maxus Real Property Investors-Four, L.P.

                                 Balance Sheets

                           November 30, 2004 and 2003




               Assets                                              2004                            2003
                                                               -----------                     -----------

Investment property (note 1):
  Land                                                      $   1,014,000                        1,014,000
  Buildings and improvements                                   16,699,000                       16,273,000
                                                              -----------                      -----------

                                                               17,713,000                       17,287,000
  Less accumulated depreciation                                11,655,000                       11,080,000
                                                              -----------                      -----------

         Total investment property, net                         6,058,000                        6,207,000

  Cash and cash equivalents                                       278,000                          486,000
  Escrows and reserves (note 3)                                   192,000                          185,000
  Accounts receivable (note 2)                                    110,000                              ---
  Prepaid expenses                                                 54,000                           60,000
  Deferred expenses, less accumulated amortization                 62,000                           72,000
  Income tax deposit (note 4)                                      17,000                           14,000
                                                              -----------                      -----------

         Total assets                                        $  6,771,000                        7,024,000
                                                              ===========                      ===========


               Liabilities and Partners' Deficit

Liabilities:
  Mortgage note payable (note 3)                             $  9,900,000                        9,900,000
  Accounts payable and accrued expenses                           490,000                          248,000
  Real estate taxes payable                                       162,000                          144,000
  Refundable tenant deposits                                       52,000                           60,000
                                                              -----------                      -----------

          Total liabilities                                    10,604,000                       10,352,000

Partners' deficit                                              (3,833,000)                      (3,328,000)
                                                              -----------                      -----------

          Total liabilities and partners' deficit            $  6,771,000                        7,024,000
                                                              ===========                      ===========


See accompanying notes to financial statements.

                    Maxus Real Property Investors-Four, L.P.

                            Statements of Operations

                     Years ended November 30, 2004 and 2003


                                                                  2004                       2003
                                                              -----------                -----------

Revenues:
  Rental                                                     $  2,535,000                  2,623,000
  Other  (note 2)                                                 206,000                    219,000
                                                              -----------                -----------

               Total revenues                                   2,741,000                  2,842,000
                                                              -----------                -----------
Expenses:
  Depreciation and amortization                                   637,000                    634,000
  Repairs and maintenance (note 2)                                291,000                    310,000
  Real estate taxes                                               185,000                    158,000
  Professional fees                                                86,000                     76,000
  Utilities                                                       156,000                    150,000
  Property management fees - related parties (note 6)             177,000                    182,000
  Other                                                           500,000                    518,000
                                                              -----------                -----------

          Total expenses                                        2,032,000                  2,028,000
                                                              -----------                -----------
Gain on involuntary conversion (note 2)                            52,000                        ---
                                                              -----------                -----------
          Net operating income                                    761,000                    814,000

Interest:
  Interest income                                                 (27,000)                   (18,000)
  Interest expense                                                738,000                    738,000
                                                              -----------                -----------

          Net income                                         $     50,000                     94,000
                                                              ===========                ===========

Net income allocation:
  General partners                                           $      1,000                      2,000
  Limited partners                                                 49,000                     92,000
                                                              -----------                -----------

                                                             $     50,000                     94,000
                                                              ===========                ===========

Limited partners' data:
  Net income per unit                                        $       4.32                       7.94
  Weighted average limited partnership units outstanding           11,340                     11,583


See accompanying notes to financial statements.

                    Maxus Real Property Investors-Four, L.P.

                         Statements of Partners' Deficit

                     Years ended November 30, 2004 and 2003

                                                     Limited         General
                                                     partners        partners              Total

Balance at November 30, 2002                     $  (2,445,000)      (293,000)         (2,738,000)
Net income                                              92,000          2,000              94,000
Distributions ($40 per limited partnership unit)      (484,000)           ---            (484,000)
Repurchase of 467 limited partnership units           (200,000)           ---            (200,000)
                                                   -----------    -----------         -----------

Balance at November 30, 2003                        (3,037,000)      (291,000)         (3,328,000)

Net income                                              49,000          1,000              50,000
Distributions ($40 per limited partnership unit)      (453,000)           ---            (453,000)
Repurchase of 212 limited partnership units           (102,000)           ---            (102,000)
                                                   -----------    -----------         -----------

Balance at November 30, 2004                     $  (3,543,000)      (290,000)         (3,833,000)
                                                   ===========    ===========         ===========


See accompanying notes to financial statements.

                    Maxus Real Property Investors-Four, L.P.

                            Statements of Cash Flows

                     Years ended November 30, 2004 and 2003



                                                                                   2004                  2003
                                                                                -----------          -----------

Cash flows from operating activities:
   Net income                                                                 $      50,000               94,000
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Gain on involuntary conversion                                               (52,000)                 ---
       Depreciation and amortization                                                637,000              634,000
       Changes in accounts affecting operations:
           Accounts receivable                                                     (110,000)                 ---
           Escrows and reserves                                                      (7,000)             (61,000)
           Tax deposit                                                               (3,000)               4,000
           Prepaid expenses                                                           6,000               26,000
           Accounts payable and accrued expenses                                    242,000               16,000
           Real estate taxes payable                                                 18,000               18,000
           Refundable tenant deposits                                                (8,000)             (15,000)
                                                                                -----------          -----------

             Net cash provided by operating activities                              773,000              716,000
                                                                                -----------          -----------

Cash flows from investing activities:
   Capital expenditures                                                            (426,000)            (333,000)
                                                                                -----------          -----------

Cash flows from financing activities:
   Distributions                                                              $    (453,000)            (484,000)
   Repurchase of partnership units                                                 (102,000)            (200,000)
                                                                                -----------          -----------

             Net cash used in financing activities                                 (555,000)            (684,000)
                                                                                -----------          -----------

             Net decrease in cash and cash equivalents                             (208,000)            (301,000)

Cash and cash equivalents, beginning of year                                        486,000              787,000
                                                                                -----------          -----------

Cash and cash equivalents, end of year                                              278,000              486,000
                                                                                ===========          ===========

Supplemental disclosure of cash flow information:
   Cash paid during the year for interest                                     $     738,000              738,000



See accompanying notes to financial statements.

                    Maxus Real Property Investors-Four, L.P.

                          Notes to Financial Statements

                           November 30, 2004 and 2003

(1)  Summary of Significant Accounting Policies

     (a)  Description of Business

          Maxus Real Property Investors-Four, L.P. (the Partnership) is a limited partnership organized under the laws of the State of Missouri on February 9, 1982 with an original term until December 31, 2082. The Partnership was organized to invest primarily in income-producing real properties such as shopping centers, office buildings and other commercial properties, apartment buildings, warehouses, and light industrial properties. The Partnership's portfolio is comprised of an apartment building located in West St. Louis County, Missouri (Woodhollow Apartments), which generated 100% of total revenues for the years ended November 30, 2004 and 2003, respectively.

     (b)  Basis of Accounting

          The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, and include only those assets, liabilities, and results of operations which relate to the business of the Partnership. The statements do not include any assets, liabilities, revenues, or expenses attributable to the partners' individual activities. No provision has been made for Federal and state income taxes since these taxes are the personal responsibility of the partners.

     (c)  Ownership and Management

          Bond Purchase L.L.C. (Bond Purchase) owns all outstanding stock of Maxus Capital Corp., the managing general partner of the Partnership. The Partnership has entered into a property management agreement with Maxus Properties, Inc., an affiliate of Bond Purchase (see note 6).

     (d)  Partnership Interests

          Pursuant to the terms of the Partnership Agreement, net income is allocated 99% pro rata to the general and limited partners based upon the relationship of their original capital contributions, with the remaining 1% allocated to the general partners.

          Limited partnership per unit computations are based on the weighted average number of limited partnership units outstanding during the year.

     (e)  Investment Property

          Investment property is carried at cost less accumulated depreciation. The investment property is depreciated over its estimated useful life of 30 years using the straight-line method of accounting. Furnishings and appliances are depreciated over five to seven years using the straight-line method of accounting.

          The Partnership  applies Statement of Financial  Accounting  Standards
          (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for the recognition and measurement of impairment of long-lived assets to be held and used. Management reviews a property for impairment whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable. The review of recoverability is based on an estimate of undiscounted future cash flows expected to result from its use and eventual disposition. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value of the property exceeds its estimated fair value.
                                       6                             (Continued)

                    Maxus Real Property Investors-Four, L.P.

                          Notes to Financial Statements

                           November 30, 2004 and 2003


     (f)  Deferred Expenses

          Deferred expenses consist of financing costs and are amortized over the term of the related note payable.

     (g)  Cash and Cash Equivalents

          The Partnership considers all investments with an original maturity of three months or less to be cash equivalents.

     (h)  Revenues

          Lease agreements are accounted for as operating leases, and rentals from such leases are reported as revenues ratably over the terms of the leases.

          Included in other revenues are nonrental income items such as interest income, application fees, and late fees.

     (i)  Use of Estimates

          Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

     (j)  Reclassifications

          Certain 2003 amounts have been reclassified to conform with the current year presentation.

(2)  Involuntary Conversion

     On April 16, 2004, Woodhollow incurred a fire in one building. The damage was limited to the 22 units in that building. The majority of the damages, of approximately $310,000, net of a $10,000 insurance deductible, are covered by insurance. Of the $310,000, $10,000 for the costs of making the units ready to rent after the fire repairs is reflected in Repairs and Maintenance expense. Woodhollow is also covered by business interruption insurance. The insurance company has agreed to reimburse the Partnership for $30,000 of lost rental income. This amount is included in other income. A net gain on involuntary conversion of a nonmonetary asset (building and improvements) due to the fire was recognized in the amount of $52,000, representing the difference between the reimbursed cost of repairs and the book value of the damaged building and improvements.

(3)  Mortgage Note Payable

     The mortgage note payable is secured by Woodhollow Apartments and calls for monthly interest payments of $61,000, with interest fixed at 7.45%. The principal balance is due December 1, 2010. In the event of prepayment by the Partnership, the note requires a substantial prepayment penalty. Escrows and reserves in the accompanying balance sheets of $192,000 and $185,000, at November 30, 2004 and 2003, respectively, represent real estate tax and property insurance escrows held by the lender.



                                        7                            (Continued)

                    Maxus Real Property Investors-Four, L.P.

                          Notes to Financial Statements

                           November 30, 2004 and 2003

(4)  Federal Income Tax Status

     The managing general partner believes, based upon opinion of legal counsel, that the Partnership is a partnership for income tax purposes.

     Selling commissions and offering expenses incurred in connection with the sale of limited partnership units are not deductible for income tax purposes and, therefore, increase the partners' basis. Investment properties are depreciated for income tax purposes using rates which differ from rates used for computing depreciation for financial statement reporting. Rents received in advance are includable in taxable income in the year received. Insurance premiums are deductible for tax purposes in the year paid. Bad debt expense is deductible when a receivable is written off. Gains and losses in connection with the write-up and write-down of investment property are not recognized for income tax purposes until the property is disposed of.

     The comparison of financial statement and income tax reporting is as follows:


                                               Financial
                                               statement              Income tax
                                              -----------            -----------
      2004:
         Net income                          $     50,000               499,000
         Partners' deficit                     (3,833,000)           (3,873,000)

      2003:
         Net income                          $     94,000               558,000
         Partners' deficit                     (3,328,000)           (3,815,000)


     The Partnership has elected to have a tax year other than a calendar tax year. Accordingly, the Partnership is required to make deposits with the Internal Revenue Service in an amount equal to the partners' estimated tax payments that have been deferred due to the tax year election. At November 30, 2003, the Internal Revenue Service held a $14,000 deposit, which is included in the accompanying 2003 balance sheet as an income tax deposit. During the year ended November 30, 2004, a $3,000 payment was required, resulting in a $17,000 deposit at November 30, 2004.

(5)  Fair Value of Financial Instruments

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires the Partnership to disclose fair value information for all financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate fair value. The Partnership's financial instruments, other than debt, are generally short-term in nature and contain minimal credit risk. These instruments consist of cash, accounts receivable, income tax deposit, accounts payable, accrued expenses, and refundable tenant deposits. The carrying value of these assets and liabilities in the balance sheets are assumed to be at fair value.

     The Partnership's mortgage note payable has a fair value of approximately $10,885,000 and $11,174,000 at November 30, 2004 and 2003, respectively, based on current market interest rates at the respective year-end.





                                            8                        (Continued)

                    Maxus Real Property Investors-Four, L.P.

                          Notes to Financial Statements

                           November 30, 2004 and 2003


(6)  Related-party Transactions

     Maxus Capital Corp. earned partnership management fees of $40,000 in 2004 and 2003, as provided for in the Partnership Agreement. In addition, Maxus Properties, Inc., an affiliate of Maxus Capital Corp., received property management fees of $137,000 and $142,000 in 2004 and 2003, respectively. Included in accounts payable and accrued expenses is $24,000 of accrued management fees payable to related parties at each of November 30, 2004 and 2003.

(7)  Supplementary Quarterly Data (Unaudited)

                                                                      2004
                                       ----------------------------------------------------------------------
                                         February 28        May 31            August 31         November 30
                                         -----------      ---------           ---------         -----------

     Total revenues                    $   701,000         684,000             669,000            687,000
     Net income (loss)                      14,000          13,000              (4,000)            27,000
     Net income (loss) per limited
       partnership unit                       1.22            1.14               (0.35)              2.38


                                                                      2003
                                       ----------------------------------------------------------------------
                                         February 28        May 31            August 31         November 30
                                         -----------      ---------           ---------         -----------

     Total revenues                    $   733,000         708,000             702,000            699,000
     Net income (loss)                      83,000          15,000              (3,000)            (1,000)
     Net income (loss) per limited
       partnership unit                       6.97            1.29               (0.26)             (0.06)



                                                                      Schedule 1

                    Maxus Real Property Investors-Four, L.P.

                       Reconciliation of Partners' Deficit

                     Years ended November 30, 2004 and 2003


The reconciliation of partners' deficit between the financial statements and income tax reporting is as follows:


                                                                      Limited          General
                                                                      partners         partners            Total

2004:
   Balance per statement of partners' deficit                      $ (3,543,000)       (290,000)        (3,833,000)
   Add:
     Selling commissions and other offering costs not deductible
       for income tax purposes                                        1,736,000             ---           1,736,000
     Bad debt expense not deductible for income tax purposes            117,000           2,000             119,000
     Prepaid rents included in income for income tax purposes             6,000             ---               6,000
     Write-down of investment property not recognized for income
       tax purposes                                                     565,000          10,000             575,000
                                                                     ----------      ----------          ----------

                                                                     (1,119,000)       (278,000)         (1,397,000)
Less:
   Other prepaid expenses                                                 3,000             ---               3,000
   Prepaid insurance deducted for income tax purposes                    43,000           1,000              44,000
   Excess depreciation deducted for income tax purposes               2,388,000          41,000           2,429,000
                                                                     ----------      ----------          ----------

      Partners' deficit per tax return                             $ (3,553,000)       (320,000)         (3,873,000)
                                                                     ==========      ==========          ==========


2003:
   Balance per statement of partners' deficit                     $  (3,377,000)         49,000          (3,328,000)
   Add:
     Selling commissions and other offering costs not deductible
       for income tax purposes                                        1,736,000             ---           1,736,000
     Bad debt expense not deductible for income tax purposes             91,000           2,000              93,000
     Prepaid rents included in income for income tax purposes             6,000             ---               6,000
     Write-down of investment property not recognized for income
       tax purposes                                                     565,000          10,000             575,000
                                                                     ----------      ----------          ----------

                                                                       (979,000)         61,000            (918,000)

Less:
   Prepaid insurance deducted for income tax purposes                    57,000           1,000              58,000
   Excess depreciation deducted for income tax purposes               2,721,000         118,000           2,839,000
                                                                     ----------      ----------          ----------

      Partners' deficit per tax return                            $ (3,757,000)        (58,000)         (3,815,000)
                                                                     ==========      ==========          ==========

See accompanying report of independent registered public accounting firm.

                                       10